Exhibit 99.3

January 12, 2008

Kana Software, Inc.

181 Constitution Drive

Menlo Park, California 94025

Attn: Board of Directors

Re: Demand for Stockholder List

Dear Kana Directors:

KVO Capital Partners, L.P. (“KVO LP”) is a record holder of 5,000 shares of common stock of Kana Software, Inc. (“Kana”), which are held in a private account over which KVO Capital Management, LLC (“KVO”) has sole voting and dispositive power.  In addition, as disclosed in KVO’s Schedule 13D/A, filed with the Securities and Exchange Commission (“SEC”) on November 21, 2008 and amended on December 17, 2008, KVO has sole voting and dispositive power over additional shares of Kana stock, which currently total 3,011,093 shares, or approximately 7.31% of the outstanding stock of Kana, which includes the shares held in KVO LP’s private account.

On behalf of KVO LP, we hereby demand under Section 220 of the Delaware General Corporation Law that Kana allow KVO and its counsel, Nutter McClennen & Fish LLP, or such other person or persons as KVO and its counsel may designate to you in writing, to examine and to make copies and extracts from, the following:

1.                                       Kana’s list of its stockholders as of the date of this demand and as of the record date for Kana’s annual meeting of stockholders to be held in 2009 (the “Record Date”), certified by Kana’s transfer agent and showing the name and address of each stockholder and the number of and series of shares held by each stockholder.

2.                                       A magnetic computer tape list or disk of the holders of Kana’s Common Stock as of the Record Date, showing the name and address of each such holder and the number of shares of Common Stock registered in the name of each such holder as of the most recent date available, together with such computer processing data as is necessary to make use of such magnetic computer tape or disk, and a printout of such magnetic computer tape or disk for verification purpose.

3.                                       Copies of the following information or documents to the extent such information or documents are in Kana’s possession or can reasonably be obtained by Kana:

(a)         any information concerning the number and identity of the beneficial owners of Kana’s shares that can be obtained from the nominees of any central depository for such shares, such as CEDE & Co. (any such information, a “CEDE List”),

(b)        any non-objecting beneficial owner list (a “NOBO List”) produced pursuant to Rule 14b-1 of the SEC from those brokers and other institutions that hold Kana’s shares on behalf of the beneficial owners thereof, including the names, addresses and shareholdings of each non-objecting beneficial owner so listed, and

(c)         any consenting or non-objecting beneficial owner list (a “COBO List”) produced pursuant to SEC Rule 14b-2 from those banks that hold Kana’s shares on behalf of the beneficial owners thereof, including the names, addresses and stockholdings of each consenting or non-objecting beneficial owner so listed.

4.                                       Any daily transfer list or sheet (a “Daily Transfer List”) showing changes in Kana’s record or beneficial owners from the date of this demand in the aforementioned record stockholder list, CEDE Lists, NOBO Lists and COBO Lists through the Record Date.

The purpose of the inspection demand set forth above is to enable KVO to communicate with other Kana stockholders in connection with a contemplated shareholder proposal by KVO LP for inclusion in Kana’s next proxy statement.

The undersigned affirms that the statements made in this letter are true, under penalty of perjury under the laws of the United States.

Sincerely,

KVO Capital Partners, L.P.

By:	/s/ Kernan V. Oberting
Kernan V. Oberting, as Managing Member of KVO Partners, LLC, its General Partner